Filed by Synageva BioPharma Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Synageva BioPharma Corp.

Commission File No.: 0-23155

To All Synageva Employees,

I’ve asked Sanj to share this letter with all of you so that I could personally tell you how excited we are at Alexion about Wednesday’s news. The combination of Alexion and Synageva will create the world’s premier biopharmaceutical company serving patients with devastating and rare diseases. The agreement we announced strengthens our exclusive focus on developing and commercializing therapies that will transform the lives of more patients around the world.

As we begin this journey, I would like to recognize the entire Synageva team. Your hard work and contributions, guided by Sanj’s leadership, and the support of Felix and the Board of Directors, have built an outstanding organization. Everyone at Alexion has enormous respect for all that you have achieved at Synageva and believe we share many of the same values, as well as a common mission to develop and deliver breakthrough therapies for patients.

Kanuma is one of the most unique and valuable rare disease therapies in late-stage development today, with the potential to transform the lives of patients with LAL-D, including the youngest patients who typically do not survive beyond their first year of life. LAL-D aligns with Alexion’s passion for and expertise in serving children and adults suffering from devastating and rare diseases, such as hypophosphatasia (HPP), paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS). In addition to Kanuma, Synageva has a strong clinical and pre-clinical pipeline, and combined, we will create the most robust rare disease pipeline in the industry.

I plan to visit Lexington on Monday to meet many of you in-person. All of us at Alexion look forward to leveraging the unique strengths of our combined company to transform the lives of patients and their families for generations to come.

Best regards,

/s/ David Hallal

Chief Executive Officer

Alexion Pharmaceuticals